UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Mediacom Communications Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
58446K 10 5
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58446K 10 5

1	NAMES OF REPORTING PERSONS Rocco B. Commisso

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		1,581,931 shares — Class A (one vote per share)* 27,451,944 shares — Class B (ten votes per share)*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,581,931 shares — Class A* 27,239,722 shares — Class B*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,581,931 shares — Class A* 27,451,944 shares — Class B*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

87.0% of aggregate voting power*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Reference is made to the disclosure in Item 4 of this Schedule 13G

Page 2 of 7 Pages

CUSIP No.	58446K 10 5

Item 1(a).	Name of Issuer:
Mediacom Communications Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
100 Crystal Run Road, Middletown, NY 10941

Item 2(a).	Name of Person Filing:
Rocco B. Commisso

Item 2(b).	Address of Principal Business Office or, if None, Residence:
100 Crystal Run Road, Middletown, NY 10941

Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities:
Class A Common Stock

Item 2(e).	CUSIP Number:
58446K 10 5

Page 3 of 7 Pages

CUSIP No.	58446K 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) promulgated under the Exchange Act;

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) promulgated under the Exchange Act;

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) promulgated under the Exchange Act;

(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) promulgated under the Exchange Act;

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K) promulgated under the Exchange Act.
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) promulgated under the Exchange Act, please specify the type of institution: _____

Page 4 of 7 Pages

CUSIP No.	58446K 10 5

Item 4.	Ownership.
The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. For purposes of this Schedule 13G which is dated December 31, 2010, the reporting person is deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of December 31, 2010.
(a)	Amount beneficially owned:
1,581,931 shares of Class A common stock (1)

27,451,944 shares of Class B common stock (2)(3)
(b)	Percent of class:
87.0% of the aggregate voting power (1)(2)(3)(4)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
1,581,931 shares of Class A common stock (1)

27,451,944 shares of Class B common stock (2)(3)
(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:
1,581,931 shares of Class A common stock (1)

27,239,722 shares of Class B common stock (2)
(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes 1,265,000 shares of Class A common stock issuable upon the exercise of options held by the reporting person, 4,355 shares of Class A common stock held by the reporting person’s spouse and 2,000 shares of Class A common stock issuable upon the exercise of options held by the reporting person’s spouse.

(2)	Each share of Class B common stock is convertible into one share of Class A common stock. Includes 450,000 shares of Class B common stock issuable upon the exercise of options held by the reporting person.

(3)	Includes (i) 1,000,000 shares owned of record by JMC Communications LLC, which is wholly-owned by the reporting person, and (ii) 212,222 shares owned of record by another stockholder, for which the reporting person holds an irrevocable proxy.

(4)	Based on 41,506,614 shares of Class A common stock and 27,001,944 shares of Class B common stock outstanding as of December 31, 2010. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

Page 5 of 7 Pages

CUSIP No.	58446K 10 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 6 of 7 Pages

CUSIP No.	58446K 10 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

/s/ Rocco B. Commisso
Rocco B. Commisso

Page 7 of 7 Pages